Exhibit 99.2

Fresenius Medical Care AG

Compensation Report for the fiscal year 2024

Table of contents

Introduction	3

The Fiscal Year in retrospect	4
Business performance and economic environment	4
Short-term incentive target achievement	4
Long-term incentive target achievement for the performance period ending at the end of the Fiscal Year	4

Compensation-relevant changes for the Management Board	5
Changes to the Management Board	6
Introduction and implementation of the Compensation System 2024+	6
Guiding principles of the Compensation System 2024+	6
Components of the Compensation System 2024+	8
Compensation System 2020+ and Compensation System 2024+ in comparison	9
New pension arrangements: Cash pension allowance	9
Introduction of Share Ownership Guidelines	9
New performance targets for the long-term variable compensation	10

Compensation Governance for Management Board members	10
Compensation systems applying to compensation	10
Compensation structure (target compensation)	12
Compensation reviews	13
Horizontal comparison (peer group)	13
Vertical comparison (intra-company)	13
Result of the review of the appropriateness of the compensation	14
Caps and maximum compensation	14
Malus and clawback	16

Management Board members’ compensation	16
Fixed compensation components	16
Short-Term Incentive – MBBP 2024+	17
Functioning	18
Link to strategy	19
Financial performance targets	19
Sustainability target	20
Overall target achievement	21
Long-Term Incentive – MB LTIP 2020	22
Functioning	23
Link to strategy	24
Target values and target achievement (Allocation 2021)	25
Vested amounts (Allocation 2021)	25
Compliance with maximum compensation (Allocations 2021)	26
Compensation tables for the Management Board members in office in the Fiscal Year	27

Outstanding share-based compensation components	29
MB LTIP 2024+ (Allocation in the Fiscal Year)	29
Overview of outstanding share-based compensation components	31
Temporal profile of the share-based compensation components	32

Share Ownership Guidelines and Shareholdings	32

Other benefits and commitments	33
Benefits from third parties	33
Pension-related obligations	33
Cash pension allowance and defined contribution pension commitments	33
Defined benefit pension commitments	34
U.S.-based 401(k) Savings Plan	35
Post-employment non-competition covenant	35
Change of control	35
Severance payment cap	36
Continued compensation in cases of sickness	36
Further information	36

Former Management Board members’ compensation	36

Remuneration of the members of the Supervisory Board	38
Changes to the remuneration in the Fiscal Year	38
Remuneration awarded and due in the Fiscal Year	39

Comparative presentation of the development of the compensation	40
Metrics for the performance of the Company	40
Information on the compensation awarded and due	40
Financial figures	40
Compensation of the Management Board	41
Compensation of the Supervisory Board	41
Compensation of the employees	41
Table on the development of the compensation	42

Outlook for the compensation for 2025	42

Auditor’s Report	43

Introduction

The Compensation Report of Fresenius Medical Care AG (Company) for the fiscal year 2024 (Fiscal Year) was prepared in accordance with the requirements of Section 162 of the German Stock Corporation Act (Aktiengesetz – AktG). The Compensation Report includes individualized and comprehensive information on the compensation within the meaning of Section 162 paragraph 1 AktG awarded and due to current and former members of the management board and of the supervisory board in the Fiscal Year and benefits within the meaning of Section 162 paragraph 2 AktG awarded or promised to members of the management board.

PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft (PwC) audited the Compensation Report from a formal perspective pursuant to Section 162 paragraph 3 AktG. In addition to such audit from a formal perspective which is required by law with respect to whether the report contains the information required by law, PwC was instructed to carry out an audit from a substantive perspective of such information included in the Compensation Report. The auditor’s report is annexed to this Compensation Report.

The 2024 Annual General Meeting (AGM) of the Company approved the Compensation Report for 2023 with a majority of around 98.39% of the votes cast. The management board of the Company (Management Board) and the supervisory board of the Company (Supervisory Board) are therefore reaffirmed in the manner of reporting. The structure of the Compensation Report for the Fiscal Year and the level of detail of the information provided are essentially the same as in the previous year.

The Company existed in the legal form of a partnership limited by shares until November 30, 2023. Until then, the Company’s business was managed by its general partner, i.e. Fresenius Medical Care Management AG (General Partner). The General Partner exited the Company when the change in legal form took effect. The members of the management board of the General Partner then in office were appointed as members of the Management Board. No compensation was awarded or due to the former General Partner or the members of its supervisory board in the Fiscal Year. Details on the duration of the service agreements of the members of the Management Board can be found in the Company’s Declaration on Corporate Governance, which can be found on the Company’s website at www.freseniusmedicalcare.com/en/investors/corporate-governance/ in the section “Declaration on Corporate Governance.” The Compensation Report therefore generally no longer contains information on the compensation awarded or due to the General Partner or the members of its supervisory board in previous fiscal years. The information on compensation awarded or due to former members of the management board of the General Partner for their activities in this function continues to be reported where applicable.

Unless otherwise indicated, the following information on the compensation of the members of the Management Board relates to the members of the Management Board of the Company in office in the Fiscal Year. For the amounts, see the section “Compensation tables for the Management Board members in office in the Fiscal Year.”

For information on compensation of former members of the Management Board of the Company or of the management board of the former General Partner of the Company and the amounts of such compensation, see the section “Former Management Board members’ compensation.”

Certain disclosures in this Compensation Report fulfil reporting obligations from the company’s sustainability statement resulting from the application of the European Sustainability Reporting Standards (ESRS). The corresponding references are marked in the following, for example with [ESRS 2, 40g], and are located in or at the end of the corresponding sections in which the disclosures can be found.

The Fiscal Year in retrospect

The compensation awarded and due to the members of the Management Board in the Fiscal Year rewarded their performance in particular in achieving the Company’s strategic goals. At the same time, it provided effective incentives for the long-term value-creation of the Company – taking into account the interests of patients, shareholders, employees and other stakeholders as well as compensation practices in relevant comparable markets. Therefore, the compensation of the members of the Management Board made a significant contribution to promoting the business strategy and the long-term sustainable development of the Company and the group.

Business performance and economic environment

The general conditions for the business of Fresenius Medical Care further stabilized over the course of the Fiscal Year and essentially developed positively in line with expectations. However, the overall economic environment remained challenging in the Fiscal Year and, as in the previous year, business performance was impacted by inflation- and labor-related cost increases. Despite these macroeconomic challenges, Fresenius Medical Care’s global same market treatment volumes grew in the Fiscal Year. The positive effects of the continued far-reaching turnaround and transformation measures counteracted these burdens. Additional sustainable savings in connection with the FME25 program, further structural improvements and a continuous improvement in the operating performance of both business segments led to operating income growth. At the end of the Fiscal Year, the financial forecasts were fully achieved.

Short-term incentive target achievement

The business performance in the Fiscal Year was reflected by an overall target achievement of 99.20% to 127.92% for the short-term variable compensation component (Short-Term Incentive) for the Fiscal Year. For further details see the section “Short-Term Incentive – MBBP 2024+.”

Long-term incentive target achievement for the performance period ending at the end of the Fiscal Year

The performance period of the allocation made in 2022 under the Management Board Long Term Incentive Plan 2020 (MB LTIP 2020) as a long-term variable compensation component (Long-Term Incentive) ended upon the end of the Fiscal Year. The performance periods for the allocations made in 2023 and 2024 will only end in the coming years.

The target achievement for the allocation made in 2022 was governed by the fiscal years 2022, 2023 and 2024. The target achievement levels of the performance targets “revenue growth” and “net income growth” were calculated based on a compound annual growth rate (CAGR) over the entire three-year performance period. Annual target values applied to the performance target “return on invested capital” (ROIC).

Against this background, target achievement in contrast to the allocations for previous years is no longer reported per year, but per performance target. The target values and the target achievement were each as shown in the following table:

Target values and target achievement for the allocation 2022 under the MB LTIP 2020

		Target values			Actual values					Target achievement
		0%	100%	200%	As reported	Currency translation adjustment	At constant currency according to plan terms		CAGR
Revenue growth
2022	}				10.1%	(8.0)%	2.1%	}
2023		≤ 2%	= 5%	≥ 8%	0.3%	5.2%	5.5%		2.5%	17%
2024					(0.6)%	0.6%	0.0%

Net income growth
2022	}				(30.5)%	(6.1)%	(36.6)%	}
2023		≤ 10%	= 17%	≥ 20%	(25.9)%	1.6%	(24.3)%		(19.3)%	0%
2024					7.8%	1.6%	9.4%

Return on invested capital (ROIC)
2022	}				3.3%	—%	3.3%			0%
2023		≤ 5.5%	= 6.0%	≥ 6.5%	2.8%	—%	2.8%			0%
2024					3.5%	—%	3.5%			0%

Overall Target Achievement										6%

The compensation under the MB LTIP 2020 vests on the third anniversary after the respective allocation and is required to be invested in shares of the Company acquired on the stock exchange which are to be held for at least one year. In accordance with recommendation G.10 of the German Corporate Governance Code (GCGC), the members of the Management Board therefore cannot dispose of the corresponding amounts before four years have passed since the respective allocation.

The specific amounts to be invested in shares of the Company from the aforementioned allocation for 2022 can be determined only after vesting in 2025 and will be disclosed in the Compensation Report for 2025.

Details on the vested amounts to be invested in shares of the Company in the Fiscal Year from the allocation for 2021 under the MB LTIP 2020 can be found in the section “Vested amounts (Allocation 2021).”

Information on the outstanding tranches of Long-Term Incentives, including a temporal profile of the individual tranches, can be found in the section “Outstanding share-based compensation components.”

Compensation-relevant changes for the Management Board

The amount of the target total direct compensation (consisting of base salary as well as the target amounts and allocation values for short-term and long-term variable compensation) of the members of the Management Board in office in the Fiscal Year remained unchanged from the previous year both overall and in terms of its individual components. The main changes relevant to the compensation for the Management Board compared to the previous year are as follows.

Changes to the Management Board

Dr. Jörg Häring has been appointed as a member of the Management Board with effect from June 1, 2024. Dr. Häring is responsible for the newly created department Global Legal, Compliance and Human Resources. Performance-based variable compensation components were granted or allocated to Dr. Häring in accordance with the Compensation System 2024+ on a pro rata basis for the period from his appointment as of June 1, 2024.

Mr. Craig Cordola, Ed.D., has been appointed as the member of the Management Board responsible for the Care Delivery business segment with effect from January 1, 2024. Mr. Cordola, Ed.D., succeeds Mr. William Valle, who left the Management Board at the end of December 31, 2023.

Introduction and implementation of the Compensation System 2024+

The Company’s 2024 AGM approved the “Compensation System 2024+” with a majority of around 87.58% of the votes cast. The Compensation System 2024+ was developed on the basis of the “Compensation System 2020+”, which had been approved by the Company’s 2020 AGM with a majority of around 95.05% of the votes cast. The Compensation System 2024+ in principle applies to the compensation of the Management Board from the Fiscal Year and has been implemented in the service agreements of the members of the Management Board.

Guiding principles of the Compensation System 2024+

The objective of the Compensation System 2024+ is to enable the members of the Management Board to participate reasonably in a sustainable and long-term development of the company’s business and to reward them based on their duties and performance as well as their success in managing the company’s economic and financial position giving due regard to the peer environment, and to make a significant contribution to the implementation and further development of the business strategy. [ESRS 2, 29a]

The guiding principles on which the Compensation System 2024+ is based are shown in the following diagram:

Components of the Compensation System 2024+

The following diagram shows the compensation components and further design elements of the Compensation System 2024+, which are described in more detail below:

Compensation System 2020+ and Compensation System 2024+ in comparison

The key differences between the Compensation System 2020+ and the Compensation System 2024+ are shown in the following diagram:

Compensation System 2020+	Components	Compensation System 2024+
▪ **Performance Criteria:** ▪ 20% Revenue (Group/Region) ▪ 20% Operating Income (Group/Region) ▪ 40% Net Income ▪ 20% Sustainability ▪ **Performance Achievement (Cap):** 120% ▪ **Payout (Cap):** 120% of target amount	Short-Term Incentive	▪ **Performance Criteria:** ▪ 20% Revenue (Group/Segment) ▪ 40% Operating Income (Group/Segment) ▪ 20% Net income ▪ 20% Sustainability ▪ **Performance Achievement (Cap):** 150% ▪ **Payout (Cap):** 150% of target amount
▪ **Performance Share Plan** with a performance and vesting period of three years plus one-year holding period ▪ **Performance Criteria:** ▪ 1/3 growth in Revenue ▪ 1/3 growth in Net Income ▪ 1/3 ROIC ▪ **Performance Achievement (Cap):** 200% ▪ **Settlement:** Payout in cash ▪ **Payout (Cap):** 400% of allocation amount	Long-Term Incentive	▪ **Performance Share Plan** with a three-year performance period and a four-year vesting period ▪ **Performance Criteria:** ▪ 40% Profitability (in general ROIC) ▪ 40% Relative TSR ▪ 20% Sustainability ▪ **Performance Achievement (Cap):** 200% ▪ **Settlement:** Payout in cash or settlement in shares ▪ **Payout in Cash or Settlement in Shares (Cap):** 400% of allocation amount
▪ **Requirement to invest** in the Company's shares under Long-Term Incentive	Share Ownership Guidelines	▪ **Value:** 200% / 150% (Chairperson/regular Management Board members) of annual base salary ▪ **Build-Up Phase:** Four years ▪ **Holding Period:** Until two years after service agreement expiry
▪ **Definition:** Defined contribution or defined benefit pension commitment, depending on date of joining Management Board ▪ **Value:** 40% of base salary	Pension Provisions	▪ **Definition:** Generally cash pension allowance for privately managed pension investments. For members already in office before January 1, 2024, generally defined contribution or defined benefit pension commitment, depending on date of entry; alternatively, termination of defined contribution pension commitment and granting of cash pension allowance ▪ **Value:** 40% of base salary
▪ **Horizontal Comparison:** DAX companies and U.S. companies from a similar sector and of a similar size ▪ **Vertical Comparison:** Upper management level in Germany ("Vice President" or higher), staff in Germany and global staff	Comparison Groups	▪ **Horizontal Comparison:** Companies in most relevant German benchmark index in which the Company is listed and international companies from a similar sector and of a similar size ▪ **Vertical Comparison:** Upper management level worldwide (currently Management Level 8 or higher) and global staff

Significant changes relevant to compensation relate in particular to pension arrangements and the introduction of more stringent share ownership guidelines in addition to already existing shareholding requirements. In addition, a capital market-related and a non-financial, sustainability-related performance target have been introduced for allocations of long-term variable compensation from the Fiscal Year onwards.

New pension arrangements: Cash pension allowance

The pension scheme has been generally converted from pension commitments to pension allowances. The pension allowance amounts to 40% of the respective base salary and is paid out in cash for privately managed pension investments. Existing defined benefit pension commitments remain unaffected. Further details on this can be found in the section “Pension-related obligations.”

Introduction of Share Ownership Guidelines

The introduction of Share Ownership Guidelines is intended to tie the Management Board compensation even more closely to the interests of the shareholders and the sustainable development of Fresenius Medical Care. These guidelines provide that the Chairperson of the Management Board must invest 200% and the other Management Board members must invest 150% of their relevant annual base salary in shares of the Company. The highest annual base salary during the period in which the shares are to be acquired is to be applied. The shares must generally be acquired within four years of the start of the respective service agreement, but no earlier than January 1, 2024, and must be held for a period of at least two years after the end of the respective service agreement. Existing shareholding requirements in connection with personal investments, such as from the MB LTIP 2020, remain unaffected. Shares acquired prior to the beginning of the relevant investment period or as part of an equity settlement under a long-term incentive plan are credited to the investment obligation. Changes in the value of the shares after their acquisition are not taken into account for purposes of the fulfillment of the investment obligation. Further details on this can be found in the section “Share Ownership Guidelines and Shareholdings.”

New performance targets for the long-term variable compensation

The introduction of a capital markets target for the Long-Term Incentive addresses investor-specific requirements for the inclusion of a relative performance measurement in comparison to relevant competitors and ties the compensation of the Management Board to the long-term capital market performance of Fresenius Medical Care. In line with current national and international market practice, the total shareholder return (“TSR”) compared to competitors (“Relative TSR”) is used as the capital market target. The target achievement of the Relative TSR is determined based on the percentile ranking of the TSR performance of the Company in comparison to the TSR performance of companies in one or more comparison groups determined by the Supervisory Board. In general, STOXX® Europe 600 Health Care and S&P 500 Health Care indices are determined as comparison groups.

The introduction of a non-financial, sustainability-related performance target for the Long-Term Incentive in addition to the non-financial, sustainability-related performance target for the Short-Term Incentive is derived from the Company’s commitment toward maintaining a responsible corporate culture and attaining strategic sustainability targets, which also takes into account the requirements of the Company’s shareholders and further stakeholders. Sustainability is an essential and integral part of the corporate strategy of Fresenius Medical Care. By considering key objectives in the areas of Environment, Social and Governance (ESG) in the context of Long-Term Incentives, also investor-specific and social requirements are met and the long-term, sustainable development of Fresenius Medical Care is promoted. For the allocation of the Long-Term Incentive for the Fiscal Year, the reduction in market-based CO2e emissions, for which more detailed information can be found in the company’s sustainability statement, was defined as the sustainability target. [ESRS 2, 29c]

Compensation Governance for Management Board members

Compensation for the members of the Management Board is granted on the basis of the respective compensation system, which was submitted by the Supervisory Board to the general meeting for approval. The Supervisory Board is responsible for determining the compensation of the members of the Management Board. The Supervisory Board is supported in this by the Compensation Committee formed from among its members, which prepares the resolutions of the Supervisory Board. In the Fiscal Year, the Compensation Committee comprised Ms. Pascale Witz (Chairwoman) and Mr. Shervin J. Korangy as well as, since March 14, 2024, Dr. Manuela Stauss-Grabo (Deputy Chairwoman) and Ms. Regina Karsch.

Compensation systems applying to compensation

The compensation of the Management Board members for the Fiscal Year was determined in accordance with the Compensation System 2024+, which was approved by the Company’s AGM on May 16, 2024 with a majority of around 87.58% of the votes cast and implemented in the service agreements of the members of the Management Board. [ESRS 2, 29e]

Compensation components allocated before the Fiscal Year generally continue to be subject to the applicable underlying compensation system. This in particular concerns allocations of long-term variable compensation made in previous years under the Compensation System 2020+. Further information on this can be found in the section “Overview of outstanding share-based compensation components” and in the section “Temporal profile of the share-based compensation components.” There are no outstanding variable, performance-based compensation components from the period before the Compensation System 2020+.

The compensation components awarded and due in the Fiscal Year are in accordance with the respective compensation systems.

Details of the Compensation System 2024+ and the Compensation System 2020+ are available on the Company’s website at www.freseniusmedicalcare.com/en/about-us/management-board/compensation/. The main elements of the Compensation System 2024+ are set out in this Compensation Report in the section “Components of the Compensation System 2024+.” The main elements of the Compensation System 2020+ are set out in the Compensation Reports for the fiscal years 2023, 2022 and 2021. They are also set out in this Compensation Report insofar as they are relevant to compensation awarded or due in the Fiscal Year.

The Compensation System 2024+ and the Compensation System 2020+ as well as the compensation awarded or due in the Fiscal Year are in each case in accordance with the relevant recommendations of the GCGC in the version dated April 28, 2022.

Compensation structure (target compensation)

Under the Compensation System 2024+, the Supervisory Board determines the target amount for short-term variable compensation for each fiscal year and the allocation amount for each allocation of long-term variable compensation. The target amount or the allocation amount is the amount that is earned if the target achievement is 100%. The target amount for the short-term variable compensation can be set within a range of 100% (multiplier of 1) to 125% (multiplier of 1.25) of the relevant base salary of the respective member of the Management Board and in general amounts to 105% (multiplier of 1.05). The allocation amount for the long-term variable compensation of the Chairperson of the Management Board can be set within a range of 105% (multiplier of 1.05) to 200% (multiplier of 2) and for the other Management Board members can be set within a range of 105% (multiplier of 1.05) to 150% (multiplier of 1.5) of the relevant base salary and in general amounts to 135% (multiplier of 1.35). The multiplier is determined at the beginning of each performance period. The allocation amount for the long-term variable compensation must exceed the target amount of the short-term variable compensation.

For the Fiscal Year, the Supervisory Board applied a multiplier of 1.05 for the short-term variable compensation and a multiplier of 1.35 for the allocation amount for the long-term variable compensation for all members of the Management Board. This corresponds to the multipliers that were to be applied under the Compensation System 2020+. The compensation structure of the target total direct compensation for the Fiscal Year therefore consists of 29% base salary, 31% short-term incentive and 40% long-term incentive.

Owing to a 71% share of performance-based variable compensation components in the target total direct compensation, the compensation of the Management Board is, as a whole, performance-based. Owing to a 40% long-term incentive share (i.e., 56% of performance-based variable compensation components) in the target total direct compensation, the compensation of the Management Board is geared to promoting sustainable and long-term corporate development.

Information on the relative shares of the fixed and the variable compensation components in the compensation granted in the Fiscal Year can be found in the tables in the sections “Compensation tables for the Management Board members in office in the Fiscal Year” and “Former Management Board members’ compensation”, respectively.

Compensation reviews

The value of the total target compensation of each Management Board member is determined by the Supervisory Board in line with the Compensation System 2024+. In compliance with the requirements of the German Stock Corporation Act and the recommendations of the GCGC, it is ensured that compensation is commensurate with the duties and performance of each Management Board member and the Company’s situation, is geared toward the long-term, sustainable development of Fresenius Medical Care and does not exceed customary compensation without any special justification. To this end, both external and internal compensation comparisons are conducted. As a result, the respective total compensation may differ among the Management Board members, diligently considering the respective Management Board member’s function and responsibilities as well as differences in international pay practices. The total compensation for the individual Management Board members takes into account the interests of the Company in retaining Management Board members and attracting qualified candidates for the Management Board.

Horizontal comparison (peer group)

In order to assess the appropriateness of the Compensation System 2024+ and the individual compensation of the Management Board members, the Supervisory Board conducts a horizontal review of compensation amounts and structures (external comparison). The horizontal comparison is made at a national level with other companies from the most relevant German benchmark index in which the Company is listed (since December 27, 2024, DAX, until then in the Fiscal Year MDAX) and at an international level with companies operating in a similar sector and having a similar size.

For the Fiscal Year, the MDAX companies as of December 31, 2023 and – depending on the specific tasks of the relevant member of the Management Board – the following companies were used as international peer group: Baxter International Inc., Becton, Dickinson and Company, Boston Scientific Corporation, Cigna Corporation, Coloplast A/S, CVS Health Corporation, DaVita Inc., Encompass Health Corporation, Koninklijke Philips N.V., Medtronic plc, Merck KGaA, Sartorius AG, Siemens Healthineers AG, and Smith & Nephew plc. In addition, the DAX companies as of December 31, 2023 were also used. The changes in the composition of the international peer group compared to the previous year serve to better reflect the global orientation of Fresenius Medical Care and also to include relevant European companies of a similar size in the comparison.

Vertical comparison (intra-company)

The Supervisory Board also takes into account a vertical review of the compensation levels of Fresenius Medical Care’s employees when determining the compensation system and the compensation of the Management Board members (internal comparison). The compensation of the Management Board members and of the members of the upper management of Fresenius Medical Care (currently Management Level 8 or higher) as well as of the global staff (generally all employees with the exception of Fresenius Medical Care’s upper management) is set in relation. When conducting the vertical review, the Supervisory Board in accordance with recommendation G.4 of the GCGC also takes into account the development of compensation levels over time.

Result of the review of the appropriateness of the compensation

On the basis of the compensation reviews it carried out in the Fiscal Year, the Supervisory Board came to the conclusion that the compensation of the Management Board is appropriate in terms of both its structure and amount.

Caps and maximum compensation

The Management Board members’ total compensation is limited by a cap applicable to each variable compensation component and by maximum compensation.

For the Short-Term Incentive, the target achievement and payout are capped at 150% of the relevant target amount. For the Long-Term Incentive, the target achievement is capped at 200% for each allocation. In addition, the amounts received from each allocation of the Long-Term Incentive – irrespective of whether they are paid out in cash or, as provided for alternatively under the Compensation System 2024+, settled in shares of the Company – are capped at 400% of the allocation amount. Since the amount payable in cash or to be settled in shares also depends on the development of the Company’s share price, the opportunity of benefiting from the share price development in the relevant vesting period thus also is limited. The Supervisory Board has further agreed a cap option for the variable compensation components in the event that extraordinary developments occur. In the Fiscal Year, there was no reason for the Supervisory Board to make use of this cap option.

In addition, there is a maximum amount of total compensation for each member of the Management Board (maximum compensation). The maximum compensation limits the benefits that a member of the Management Board can receive as compensation for a fiscal year, irrespective of when the actual payment accrues. The maximum compensation includes the base salary for the fiscal year (paid out during the fiscal year), the Short-Term Incentive for the fiscal year (paid out in the following fiscal year) and the Long-Term Incentive for the fiscal year (paid out in later fiscal years) and all fringe benefits, sign-on bonuses and other compensation for the relevant fiscal year such as a pension allowance for the relevant fiscal year (paid out in general during the fiscal year). Any pension service costs incurred in a fiscal year in line with a pension commitment being part of the fixed compensation components are also included in the calculation of the maximum compensation. A Management Board member’s maximum compensation may be lower than the sum of the potentially achievable payouts from the individual compensation components determined or allocated for a fiscal year.

The caps and maximum compensation are shown in the following diagram:

Maximum Compensation under the Compensation System 2024+ (1)

Cap for target achievement of 200% and for payouts in cash or settlement in shares of 400% of allocation amount
Maximum compensation
Maximum Amount of LTI (3)
In general 1.35-times base salary
Allocation Amount of LTI(3)
Maximum Amount of STI (2)
Cap for payouts of 150% of target amount
In general 1.05-times base salary
Target STI(2) Amount
Fixed Components
Fixed Components
Fixed Components
Minimum
at 0% target achievement for variable components
Total target compensation
at 100% target achievement for variable components
Maximum
at maximum target achievement level and maximum achievable settlement opportunity for variable components

(1) For allocations up to and including 2023, the provisions for the maximum compensation under the Compensation System 2020+ apply. Under the Compensation System 2020+, the multipliers for the target STI amount and the LTI allocation amount are set at 1.05 and 1.35, respectively, and payouts of the STI are capped at 120% of the target amount.

(2) Short-Term Incentive (STI)

(3) Long-Term Incentive (LTI)

The maximum compensation for a fiscal year is determined based on the currency of the base salary as specified in the relevant Management Board member’s service agreement. Under the Compensation System 2024+ and the allocation of responsibilities on which it is based, and in accordance with the respective service agreement, it amounts to €12,000 THOUS or $12,975 THOUS for the Chairperson of the Management Board (CEO), €9,500 THOUS or $10,272 THOUS for the Management Board member responsible for the Care Delivery operating segment (under the Compensation System 2020+ until the reorganization of the allocation of responsibilities to realign the Company’s operating model: Management Board member responsible for the North America region), and €7,000 THOUS or $7,569 THOUS for any other Management Board function. The aforementioned amounts in euro for the maximum compensation are identical to those under the Compensation System 2020+. The aforementioned U.S. dollar amounts were based on an updated exchange rate compared to the Compensation System 2020+.

Amount of the maximum compensation under the Compensation System 2024+

in THOUS

	Function	Contractually agreed maximum compensation
Helen Giza	Chairwoman and Chief Executive Officer	$12,975
Craig Cordola, Ed.D.	Chief Executive Officer for Care Delivery	$10,272
Martin Fischer	Chief Financial Officer	€7,000
Dr. Jörg Häring	Legal, Compliance and Human Resources	€7,000
Franklin W. Maddux, M.D.	Global Chief Medical Officer	$7,569
Dr. Katarzyna Mazur-Hofsäß	Chief Executive Officer for Care Enablement	€7,000

Information on compliance with the maximum compensation can be found in the section “Compliance with maximum compensation (Allocations 2021).”

Malus and clawback

The Supervisory Board is entitled to withhold or reclaim variable compensation components in cases of a Management Board member’s misconduct or non-compliance with his or her duties or internal Company guidelines, considering the characteristics of the individual case. Within this framework, the Supervisory Board ensures that contractual provisions are in place determining detailed requirements for withholding or reclaiming variable compensation components and setting forth the consequences thereof, including the forfeiture, in full or in part, of all or some variable compensation components. Also, the Supervisory Board has adopted a policy that in accordance with applicable regulatory requirements provides that the Company may recover excess incentive-based compensation if it is required to prepare an accounting restatement due to material noncompliance with relevant financial reporting requirements under U.S. federal securities laws.

In the Fiscal Year, there was no reason for the Supervisory Board to make use of these authorizations.

Management Board members’ compensation

The compensation awarded or due in the Fiscal Year to the Management Board members in office in the Fiscal Year will be described in more detail below. Tables showing their respective total compensation are set out in the section “Compensation tables for the Management Board members in office in the Fiscal Year.” Information on the compensation for former Management Board members are set out in the section “Former Management Board members’ compensation.”

Compensation awarded and due to the members of the Management Board in the Fiscal Year consisted of fixed and variable components:

–	fixed compensation, consisting of a base salary, fringe benefits and, if applicable, a pension allowance in cash,

–	one-year variable compensation (Short-Term Incentive) and

–	multi-year variable compensation (Long-Term Incentive), consisting of payments under share-based cash-settled compensation allocated in previous years.

Fixed compensation components

Management Board members receive a base salary and fringe benefits as well as a pension allowance or a pension commitment as fixed compensation components. The pension commitment does not, however, constitute compensation in the meaning of Section 162 paragraph 1 AktG.

The amount of the base salary is set out in the individual service agreements of the members of the Management Board. In line with standard local practice, the base salary is generally paid in twelve monthly installments for members of the Management Board resident in Germany and in biweekly installments for members of the Management Board resident in the U.S.

In the Fiscal Year, the fringe benefits awarded or due to the Management Board members under their individual service agreements consisted mainly of the private use of company cars, the payment of a mobility allowance or the use of rental cars, housing, rent and relocation payments, reimbursement of fees for the preparation of tax returns, reimbursement of charges, contributions to pension schemes (other than the pension commitments or the cash pension allowance set out herein), contributions to accident, life and health insurances or other insurances as well as tax equalization compensation due to varying tax rates applicable in Germany and the country in which the relevant Management Board member is personally taxable. See the section “Further information” for details of such tax equalization compensation.

In addition, individual Management Board members received a pension allowance in cash amounting to 40% of their base salary for their own pension provision. For individual other Management Board members, pension commitments exist. Payments to the Management Board members under pension commitments will generally only become due when the covered event occurs. The pension allowance and the pension commitments are set out in the section “Pension-related obligations.”

Short-Term Incentive – MBBP 2024+

Under the Compensation System 2024+, the Management Board members are entitled to receive a Short-Term Incentive in accordance with the Management Board Bonus Plan 2024+ (MBBP 2024+), which may result in a cash payment. The Short-Term Incentive rewards the Management Board members for the Company’s performance in the relevant fiscal year. The Short-Term Incentive is linked to the achievement of three financial targets and one non-financial, sustainability-related performance target.

The target Short-Term Incentive amount for the Fiscal Year (which is paid out at a target achievement level of 100%) equaled 105% (multiplier of 1.05) of the relevant base salary of the respective Management Board member.

Functioning

The functioning of the MBBP 2024+ is shown in the following diagram:

The Short-Term Incentive is measured based on the achievement of four performance targets: 20% relate to revenue, 40% to operating income, 20% to net income and 20% to the achievement of a measurable sustainability target, which can also consist of various sub-targets.

The Supervisory Board defines for each performance target the specific target values that lead to a target achievement of 0% (lower threshold), 100% and 150% (cap). The Supervisory Board may also set additional target values leading to a target achievement of between 0% and 150%. The following applies to each performance target: If the lower threshold of a target value is not exceeded, the target achievement is 0%. If the upper target value is reached or exceeded, the target achievement is 150%. Target achievement in the range between two adjacent target values is generally determined by linear interpolation.

The Short-Term Incentive is paid out in the year following the year of target achievement.

Link to strategy

The financial performance targets (revenue, operating income, net income) reflect key operating figures of the Company and support Fresenius Medical Care’s strategy of achieving sustainable and profitable growth. The non-financial, sustainability-related performance target underlines Fresenius Medical Care’s commitment to implement its global sustainability targets.

The respective weighting of the individual performance targets for the Short-Term Incentive and their link to Fresenius Medical Care’s strategy are shown in the following diagram:

Financial performance targets

The underlying financial figures of the financial performance targets for the Short-Term Incentive are at constant currency and may be adjusted for certain effects to ensure comparability of the financial figures with respect to the operational performance, e.g., effects from certain acquisitions and divestments or effects from changes in IFRS accounting standards.

In order to further enhance collaboration across the operating segments and at the same time incentivize the Management Board members with respect to their individual responsibilities, some performance targets are measured at group level whereas others are measured at the level of the area of responsibility of the individual Management Board member. The financial performance targets “revenue” and “operating income” are in principle measured at group level. For the Management Board members with responsibility for the Care Delivery and Care Enablement operating segments, these performance targets are measured at the level of the segment for which they are responsible. The net income target for all Management Board members is measured at group level. By measuring certain performance targets at group level as well as at the level of the operating segments, the financial performance of both the group and that of the relevant operating segments is reflected.

The target values applied to the financial performance targets in the Fiscal Year for the Short-Term Incentive and their achievement are set out in the table below.

Short-Term Incentive – Target values and target achievement in the Fiscal Year (financial performance targets)

	Target values (1)				Actual values			Target achievement
	0%	30%	100%	150%	As reported	Adjustments (2)	According to plan terms
	in € M	in € M	in € M	in € M	in € M	in € M	in € M	in %
Revenue
Group	≤ 17,597	= 18,575	= 19,553	≥ 20,530	19,336	(182)	19,154	71.45
Care Delivery	≤ 13,893	= 14,665	= 15,436	≥ 16,208	15,275	(191)	15,084	68.08
Care Enablement	≤ 5,033	= 5,312	= 5,592	≥ 5,871	5,557	(13)	5,544	88.09

Operating income
Group	≤ 1,404		= 1,652	≥ 1,900	1,392	272	1,664	102.49
Care Delivery	≤ 1,266		= 1,490	≥ 1,713	1,190	273	1,463	88.20
Care Enablement	≤ 185		= 218	≥ 250	267	(3)	264	150.00

Net income	≤ 616		= 725	≥ 834	538	277	815	141.53

(1)	According to the plan terms, the financial figures underlying the target values had to be adjusted by effects resulting from strategic portfolio divestments. The target values shown here already include these adjustments.

(2)	According to the plan terms, the financial figures underlying the target achievement were translated at the exchange rates that were applied for the determination of the target values to ensure comparability. In addition, they were adjusted according to the plan terms for one-time effects in connection with strategic portfolio divestments to the extent these effects deviate from the one-time effects included in the target values.

Sustainability target

The sustainability target relates to strategic focus areas of Fresenius Medical Care in the areas of Environment, Social and Governance (ESG). The sustainability target is defined by the Supervisory Board for each fiscal year and can also consist of various sub-targets. The sustainability target is measured at group level for all Management Board members in order to ensure close collaboration among them in the context of the Company’s sustainability efforts.

For the Fiscal Year, the Supervisory Board defined two equally weighted sub-targets as sustainability target for the Short-Term Incentive: Patient Satisfaction and Employee Satisfaction. Both sub-targets have already been used for the sustainability target for 2023. These sub-targets are in line with the topics of quality of care and employee engagement relevant to Fresenius Medical Care, which emerged from the company’s last materiality analysis in 2023. In order to determine the target achievement, the values reported in the company’s sustainability statement for the Fiscal Year were used for each sub-target. The company’s sustainability statement for the Fiscal Year was reviewed by the auditor with limited assurance. [ESRS 2, 29b,d]

Patient Satisfaction was determined using the Net Promoter Score (NPS). The NPS is a strategically relevant measure of patient satisfaction with the company’s services, measured as the patient’s likelihood to recommend Fresenius Medical Care to others for dialysis treatment. The NPS is determined on the basis of patient surveys conducted as part of Fresenius Medical Care’s global Patient Experience Program. Fresenius Medical Care has set itself the target of achieving an NPS value of at least 70 every year. This corresponds to a target achievement for the sustainability sub-target “Patient Satisfaction” of 100% for the Fiscal Year. The NPS is calculated in integers.

The target achievement for the sustainability sub-target “Patient Satisfaction” was 120.00%.

Short-Term Incentive – Sustainability sub-target Patient Satisfaction

	Target values									Target achievement
	0%	50%	75%	100%	110%	120%	130%	140%	150%	Absolute	Relative
	in points	in points	in points	in points	in points	in points	in points	in points	in points	in points	in %
Net Promoter Score	≤ 50	= 58	= 65	= 70	= 71	= 72	= 73	= 74	≥ 75	72	120.00

The sustainability sub-target “Employee Satisfaction” is another strategically relevant indicator and was measured using the Employee Engagement Score (EES). As part of a group-wide survey, the company evaluated employee feedback on positive aspects of the working environment as well as opportunities for improvement. The company determined the EES by asking employees to indicate the extent to which they agree that they a) tell others great things about working at Fresenius Medical Care, b) rarely think about leaving Fresenius Medical Care, and c) are inspired to do their best work every day. Employees responded on a scale from one (I strongly disagree) to six (I strongly agree). Based on the average score across all three items, employees were categorized as engaged or not engaged. The EES is the proportion of all employees categorized as “engaged” based on this methodology.

The target achievement for the sustainability sub-target “Employee Satisfaction” was 100.00%.

Short-Term Incentive – Sustainability sub-target Employee Satisfaction

	Target values				Target achievement
	0%	50%	100%	150%	Absolute	Relative
	in %	in %	in %	in %	in %	in %
Employee Engagement Score	≤ 50	= 52	= 56	≥ 63	56	100.00

The overall target achievement for the sustainability target was 110.00%. The target achievement for the sustainability target and the individual, equally weighted sustainability sub-targets are shown in the following table:

Short-Term Incentive – Sustainability target achievement in the Fiscal Year in %

Target achievement per sustainability sub-target		Sustainability target achievement
Patient Satisfaction (50%)	Employee Satisfaction (50%)
120.00	100.00	110.00

Overall target achievement

The degree of the overall target achievement for the Short-Term Incentive is determined based on the weighted arithmetic mean of the target achievement level of each performance target. Multiplying the degree of the respective overall target achievement with the target Short-Term Incentive amount results in the final Short-Term Incentive amount. After the corresponding resolution of the Supervisory Board, the final Short-Term Incentive amount is paid to the respective Management Board member in cash. Since the overall target achievement is capped at 150%, the final Short-Term Incentive amount is also capped at 150% of the respective target Short-Term Incentive amount.

The following table shows the target achievement per performance target as well as the overall target achievement for the Fiscal Year:

Short-Term Incentive – Overall target achievement in the Fiscal Year in %

	Target achievement (weighting)				Overall target achievement
	Revenue (20%)	Operating income (40%)	Net income (20%)	Sustainability target (20%)
Helen Giza	71.45	102.49	141.53	110.00	105.59
Craig Cordola, Ed.D.	68.08	88.20	141.53	110.00	99.20
Martin Fischer	71.45	102.49	141.53	110.00	105.59
Dr. Jörg Häring	71.45	102.49	141.53	110.00	105.59
Franklin W. Maddux, M.D.	71.45	102.49	141.53	110.00	105.59
Dr. Katarzyna Mazur-Hofsäß	88.09	150.00	141.53	110.00	127.92

The amounts to be paid out to the individual Management Board members in 2025 on the basis of this overall target achievement for the Fiscal Year, taking into account the target amount (base salary times the multiplier) and in compliance with the cap, can be found in the following table:

Short-Term Incentive – Amounts to be paid in 2025 for the performance in the Fiscal Year in € THOUS

	Base salary	Multiplier	Target amount	Cap (150%)	Overall target achievement in %	Payout amount
Helen Giza (1)	1,663	1.05	1,746	2,619	105.59	1,844
Craig Cordola, Ed.D. (1)	1,340	1.05	1,407	2,111	99.20	1,395
Martin Fischer	800	1.05	840	1,260	105.59	887
Dr. Jörg Häring (2)	408	1.05	428	642	105.59	453
Franklin W. Maddux, M.D. (1)	979	1.05	1,028	1,542	105.59	1,086
Dr. Katarzyna Mazur-Hofsäß	1,064	1.05	1,117	1,676	127.92	1,429

(1)	Note for the amounts as set out herein that the compensation benefits for Ms. Helen Giza as well as Messrs. Craig Cordola, Ed.D. and Franklin W. Maddux, M.D. are denominated in U.S. dollars and that the amounts are subject to currency fluctuations. The translation of U.S. dollar amounts was done at the average exchange rate for the applicable calendar year.

(2)	Dr. Jörg Häring was appointed as a member of the Management Board as of June 1, 2024, and correspondingly receives the Short-Term Incentive for the Fiscal Year on a pro-rated basis.

The corresponding information on the Short-Term Incentive paid out in the Fiscal Year for the performance in 2023 to Management Board members who served in 2023 was previously disclosed in the Compensation Report for the year 2023.

Long-Term Incentive – MB LTIP 2020

On the basis of the Compensation System 2020+, Performance Shares were allocated in previous years to the Management Board members in office at the time under the MB LTIP 2020 as a performance-based Long-Term Incentive. In the Fiscal Year, the compensation from the Performance Shares allocated for 2021 was earned.

Performance Shares under the MB LTIP 2020 are non-equity, cash-settled virtual compensation instruments with a performance period of three years. Any amounts received from the Performance Shares are subject to the achievement of three equally weighted performance targets and further depend on the development of the stock exchange price of the shares of the Company.

The allocation amount for the Performance Shares equaled 135% (multiplier of 1.35) of the relevant base salary of the respective Management Board member. In order to determine the number of Performance Shares to be allocated to the relevant Management Board member, the relevant allocation amount was divided by the value per Performance Share determined in accordance with IFRS 2 and considering the average price of the Company’s shares over a period of 30 calendar days prior to each relevant allocation date. The number of Performance Shares to vest for each Management Board member depended on the achievement of the performance targets.

Functioning

The functioning of the MB LTIP 2020 is shown in the following diagram:

The Supervisory Board defined for each performance target the specific target values that lead to a target achievement of 0% (lower threshold), 100% and 200% (cap). The following applies to each performance target: If the lower target value is not exceeded, a target achievement of 0% applies. If the upper target value is reached or exceeded, a target achievement of 200% applies. If the actual financial figures range between the relevant target values applicable to a target achievement of 0% to 100% or 100% to 200%, the target achievement is determined by linear interpolation. At the end of the three-year performance period, the Supervisory Board determines the overall target achievement by taking the average of the target achievement levels for the three performance targets in the applicable three-year performance period. The three performance targets are equally weighted.

Based on the degree of the overall target achievement, the number of Performance Shares to vest is determined for each member of the Management Board. The number of Performance Shares may increase or decrease over the performance period. A total loss as well as (at most) doubling of the allocated Performance Shares in case of a target achievement of 200% (cap) is possible. After the final determination of the overall target achievement, the number of Performance Shares to vest is multiplied by the average price of the Company’s shares over the 30 calendar days preceding the relevant vesting date in order to calculate the corresponding amount received from the Performance Shares to vest. The total proceeds from the Performance Shares (the amount that can be earned under an allocation) are capped at 400% of the relevant allocation amount.

The proceeds from the Performance Shares (after taxes and duties) are transferred to a bank, which uses them to purchase shares of the Company on the stock exchange. The shares acquired in this way are subject to a holding period of at least one year. In accordance with recommendation G.10 of the GCGC, the members of the Management Board can therefore only dispose of this Long-Term Incentive after a period of at least four years.

Link to strategy

The three performance targets revenue growth, net income growth and return on invested capital (ROIC) were selected because they provide effective incentives that the Company’s investments achieve a certain return and thus promote long-term, profitable growth and an attractive total return for shareholders. These performance targets form part of the Company’s primary key performance indicators or secondary financial performance indicators and support the execution of the Company’s long-term strategy.

The respective weighting of the individual performance targets for the Long-Term Incentive and their link to Fresenius Medical Care’s strategy are shown in the following diagram:

Target values and target achievement (Allocation 2021)

In the Fiscal Year, the Long-Term Incentive from the allocation for 2021 was earned. The performance targets for the 2021, 2022 and 2023 performance periods were decisive for target achievement. The annual target values and target achievement are shown in the following table:

Long-Term Incentive – Target values and target achievement for the Allocation 2021 under the MB LTIP 2020

	Target values			Actual values			Target achievement
	0%	100%	200%	As reported	Currency translation adjustment	At constant currency according to plan terms	Per performance target	Annual
2021
Revenue growth	≤ 1%	= 6%	≥ 11%	(1.3)%	3.1%	1.8%	16%
Net income growth	≤ 0%	= 5%	≥ 10%	(16.8)%	2.4%	(14.4)%	0%	5%
Return on invested capital (ROIC)	≤ 5.5%	= 6.0%	≥ 6.5%	4.9%	—%	4.9%	0%

2022
Revenue growth	≤ 1%	= 6%	≥ 11%	10.1%	(8.0)%	2.1%	22%
Net income growth	≤ 0%	= 5%	≥ 10%	(30.5)%	(6.1)%	(36.6)%	0%	7%
Return on invested capital (ROIC)	≤ 5.5%	= 6.0%	≥ 6.5%	3.3%	—%	3.3%	0%

2023
Revenue growth	≤ 1%	= 6%	≥ 11%	0.3%	5.2%	5.5%	90%
Net income growth	≤ 0%	= 5%	≥ 10%	(25.9)%	1.6%	(24.3)%	0%	30%
Return on invested capital (ROIC)	≤ 5.5%	= 6.0%	≥ 6.5%	2.8%	—%	2.8%	0%

Overall Target Achievement								14%

Vested amounts (Allocation 2021)

The following table shows the amounts that vested in the Fiscal Year from the Allocation 2021 and were awarded within the meaning of Section 162 paragraph 1 sentence 1 AktG:

Long-Term Incentive – Vested amount from the Allocation 2021 of the MB LTIP 2020

	Fair Value at allocation	Number of allocated Performance Shares	Overall target achievement	Number of final Performance Shares	Share price at vesting	Vested amount
	in € THOUS		in %		in €	in € THOUS
Members of the Management Board in office in the Fiscal Year
Helen Giza (1)	1,138	20,941	14	2,932	36.79	121
Franklin W. Maddux, M.D. (1)	1,016	18,625	14	2,608	36.79	107
Dr. Katarzyna Mazur-Hofsäß	1,225	22,533	14	3,155	36.79	116

Former members of the Management Board
Rice Powell (1)	2,231	40,894	14	5,725	36.79	236
Dr. Olaf Schermeier	1,105	20,328	14	2,846	36.79	105
William Valle (1)	1,723	31,582	14	4,421	36.79	182
Kent Wanzek (1)	1,033	18,929	14	2,650	36.79	109
Harry de Wit	1,012	18,614	14	2,606	36.79	96

(1)	Note for the amounts set out that the compensation benefits for Ms. Helen Giza as well as for Messrs. Franklin W. Maddux M.D., Rice Powell, William Valle and Kent Wanzek are denominated in U.S. dollars and that the amounts are subject to currency fluctuations. The translation of U.S. dollar amounts for the Long-Term Incentive awarded in the Fiscal Year (vested amount) was done at the closing rate of the vesting date.

The amounts that vested in the Fiscal Year (after taxes and duties) were not paid out but in accordance with the plan terms transferred to a bank, which used them to purchase shares of the Company on the stock exchange. The shares acquired in this way are subject to a holding period of at least one year.

Compliance with maximum compensation (Allocations 2021)

In the Fiscal Year, compliance with the maximum compensation from allocations from 2021 could be conclusively assessed since the vesting period for the Long-Term Incentive allocated in 2021 under the MB LTIP 2020 ended and the amount earned in this respect was determined. The individual maximum compensation limits for the respective members of the Management Board for 2021 were in each case complied with. It was not necessary to reduce the payout amount of the Long-Term Incentive (as provided for in order to avoid exceeding the maximum compensation if necessary). The details are shown in the following table:

Compliance with the maximum compensation of the members of the Management Board then in office for 2021 in € THOUS

	Members of the Management Board in office in the Fiscal Year
	Helen Giza		Franklin W. Maddux, M.D. (1)	Dr. Katarzyna Mazur-Hofsäß
Base salary	855		822	920
Fringe benefits	214		171	60
Pension expense	—		—	2,498	(2)
Total fixed components	1,069		993	3,478
Short-Term Incentive	712		684	892
Long-Term Incentive (MB LTIP 2020)	121		104	116
Total variable components	833		788	1,008
Total compensation for 2021	1,902		1,781	4,486
Cap Short-Term Incentive	1,077		1,036	1,159
Cap Long-Term Incentive	4,617		4,439	4,968
Maximum compensation	7,000	(3)	7,000	7,000

in € THOUS	Former members of the Management Board
	Rice Powell (1)		Dr. Olaf Schermeier	William Valle (1)		Kent Wanzek (1)	Harry de Wit
Base salary	1,804		830	1,394		835	760
Fringe benefits	333		88	256		167	331
Pension expense	—		282	1348		470	548
Total fixed components	2,137		1,200	2,998		1,472	1,639
Short-Term Incentive	1,502		691	1,075		695	779
Long-Term Incentive (MB LTIP 2020)	228		105	176		105	96
Total variable components	1,730		796	1,251		800	875
Total compensation for 2021	3,867		1,996	4,249		2,272	2,514
Cap Short-Term Incentive	2,273		1,046	1,756		1,052	958
Cap Long-Term Incentive	9,742		4,482	7,528		4,509	4,104
Maximum compensation	12,000	(4)	7,000	9,500	(5)	7,000	7,000

(1)	The maximum compensation of Messrs. Franklin W. Maddux M.D., Rice Powell, William Valle and Kent Wanzek for 2021 is agreed in U.S. dollars. For the presentation in this table, the U.S. dollar amounts were translated with the exchange rate of €1/$1.11947 used when the maximum compensation in the Compensation System 2020+ was determined, which is why the amounts set out herein may deviate from the amounts set out in other tables of this Compensation Report or in tables of previous Compensation Reports.

(2)	The pension commitment was made in 2021. The pension expense set out herein includes the past service cost which relates to the service period rendered since the appointment as a member of the Management Board effective September 1, 2018.

(3)	In 2021, Ms. Helen Giza was Chief Financial Officer. Therefore, the maximum compensation amount applicable to the Chief Financial Officer applies to her maximum compensation for 2021.

(4)	In 2021, Mr. Rice Powell was Chairman of the Management Board. Therefore, the maximum compensation amount applicable to the Chairman of the Management Board applies to his maximum compensation for 2021.

(5)	In 2021, Mr. William Valle was the Management Board member responsible for the North America Region. Therefore, the maximum compensation amount applicable to the Management Board member responsible for the North America region under the Compensation System 2020+ applies to his maximum compensation for 2021.

Compensation tables for the Management Board members in office in the Fiscal Year

The following tables show the individualized compensation awarded and due in the Fiscal Year to each Management Board member in office in the Fiscal Year. In addition, the pension expense incurred for the individual contractual pension commitments is disclosed. The tabular presentation is based on the model tables of the GCGC in its previous version dated February 7, 2017.

For the purposes of the following tables, compensation is deemed to have been “awarded in the fiscal year” if it has vested in the fiscal year. For this purpose, compensation is deemed to have vested in the year in which the underlying activity has been fully performed and the entitlement to payment of the compensation is no longer subject to any conditions precedent or conditions subsequent. For the Long-Term Incentives shown in this Compensation Report, this corresponds to the year in which they are paid out. The Long-Term Incentive earned under the MB LTIP 2020 is to be regarded as “awarded” irrespective of the fact that the amounts earned are to be invested in shares of the Company in accordance with the applicable plan terms.

Based on this understanding, the Short-Term Incentive is considered to have vested in the year, and is shown in the following tables for the respective years, in which the underlying activity was performed. This facilitates comparison of the performance of the members of the Management Board in a year with the performance of the Company in the same year and allows the Short-Term Incentive to be allocated on an accrual basis to the year in which the performance was performed. The columns for 2024 therefore contain the Short-Term Incentive for the Fiscal Year that will not be paid out until 2025, and the columns for 2023 contain the Short-Term Incentive for 2023 that was paid out in the Fiscal Year.

Insofar as members of the Management Board in office in the Fiscal Year have received payments as compensation for forfeited compensation benefits from a previous employment relationship, the corresponding amounts are reported under fringe benefits. Such payments were or are only made if the member of the Management Board has not resigned from office and the Company has not terminated such member’s service agreement and would not be entitled to terminate it when the payment becomes due.

Compensation of the members of the Management Board in office in the Fiscal Year in € THOUS

	Helen Giza					Craig Cordola, Ed.D.
	Chairwoman and Chief Executive Officer					Chief Executive Officer for Care Delivery
	Member of the Management Board since November 1, 2019					Member of the Management Board since January 1, 2024
	2024		2023 (1)			2024			2023 (1)
	Absolute	Ratio in %	Absolute		Ratio in %	Absolute		Ratio in %	Absolute	Ratio in %
Base salary	1,663		1,665	(4)		1,340
Fringe benefits	80		23			447	(4)
Cash pension allowance	—					536
Total non-performance-based compensation	1,743	47	1,688		39	2,323		62
Short-Term Incentive	1,844	50	2,017		47	1,395		38
Long-Term Incentive	121	3	599		14	—		—
Allocation 2019 (Share Based Award (2))			32
Allocation 2019 (MB LTIP 2019 (3))			180
Allocation 2020 (MB LTIP 2020)			387
Allocation 2021 (MB LTIP 2020)	121					—
Total variable compensation	1,965		2,616			1,395
Total compensation according to sec. 162 para. 1 sent. 2 no. 1 AktG	3,708		4,304			3,718
Pension expense	729		625			—
Total compensation including pension expense	4,437		4,929			3,718

	Martin Fischer						Dr. Jörg Häring
	Chief Financial Officer						Legal, Compliance and Human Resources
	Member of the Management Board since October 1, 2023						Member of the Management Board since June 1, 2024
	2024			2023 (1)			2024			2023 (1)
	Absolute		Ratio in %	Absolute		Ratio in %	Absolute		Ratio in %	Absolute	Ratio in %
Base salary	800			200			408
Fringe benefits	437	(5)		445	(5)		354	(7)
Cash pension allowance	400	(6)					163
Total non-performance-based compensation	1,637		65	645		73	925		67
Short-Term Incentive	887		35	242		27	453		33
Long-Term Incentive	—		—	—		—	—		—
Allocation 2019 (Share Based Award (2))				—
Allocation 2019 (MB LTIP 2019 (3))				—
Allocation 2020 (MB LTIP 2020)				—
Allocation 2021 (MB LTIP 2020)	—						—
Total variable compensation	887			242			453
Total compensation according to sec. 162 para. 1 sent. 2 no. 1 AktG	2,524			887			1,378
Pension expense	—			—			—
Total compensation including pension expense	2,524			887			1,378

Compensation of the members of the Management Board in office in the Fiscal Year

	Franklin W. Maddux, M.D.				Dr. Katarzyna Mazur-Hofsäß
	Global Chief Medical Officer				Chief Executive Officer for Care Enablement
	Member of the Management Board since January 1, 2020				Member of the Management Board since September 1, 2018
	2024		2023 (1)		2024		2023 (1)
	Absolute	Ratio in %	Absolute	Ratio in %	Absolute	Ratio in %	Absolute	Ratio in %

Base salary	979		980		1,064		1,064
Fringe benefits	187		187		57		32
Cash pension allowance	—				—
Total non-performance-based compensation	1,166	49	1,167	43	1,121	42	1,096	34
Short-Term Incentive	1,086	46	1,188	44	1,429	54	1,289	40
Long-Term Incentive	107	5	353	13	116	4	825	26
Allocation 2019 (Share Based Award (2))			—				227
Allocation 2019 (MB LTIP 2019 (3))			—				226
Allocation 2020 (MB LTIP 2020)			353				372
Allocation 2021 (MB LTIP 2020)	107				116
Total variable compensation	1,193		1,541		1,545		2,114
Total compensation according to sec. 162 para. 1 sent. 2 no. 1 AktG	2,359		2,708		2,666		3,210
Pension expense	397		418		611		499
Total compensation including pension expense	2,756		3,126		3,277		3,709

(1)	Note for purposes of comparison between the amounts indicated and those of the Fiscal Year that the compensation is subject to foreign exchange rate fluctuations depending on whether it is contractually denominated in euro (Mr. Martin Fischer, Dr. Jörg Häring and Dr. Katarzyna Mazur-Hofsäß) or U.S. dollars (Ms. Helen Giza, Craig Cordola, Ed.D. and Mr. Franklin W. Maddux, M.D.). The plan terms of the Share Based Award entitled to payments in euro. In principle, the translation of U.S. dollar amounts was done at the average exchange rate for the applicable calendar year. For the Long-Term Incentive the translation of U.S. dollar amounts was done at the closing rate of the applicable vesting date.

(2)	The Share Based Award was an amount of the variable compensation component that under the compensation systems applicable until December 31, 2019 was to be converted into virtual shares of the Company not backed by equity of the Company as an amount to be deferred. Further details can be found in previous Compensation Reports.

(3)	The Management Board Long Term Incentive Plan 2019 (MB LTIP 2019) was the predecessor plan to the MB LTIP 2020. Further details can be found in previous Compensation Reports.

(4)	The fringe benefits of Mr. Craig Cordola, Ed.D. reported for the Fiscal Year include a payment of $450 THOUS (€416 THOUS), which he received as compensation for forfeited compensation benefits from a previous employment relationship. As agreed, Mr. Cordola, Ed.D. invested 50% of the net amount of this compensation in shares of the Company.

(5)	The fringe benefits of Mr. Martin Fischer include a payment of €300 THOUS for each of the Fiscal Year and 2023, which he received as compensation for forfeited compensation benefits from a previous employment relationship. In 2025, Mr. Fischer can receive a further payment of up to €300 THOUS as compensation for forfeited compensation benefits from a previous employment relationship.

(6)	Since October 1, 2024, Mr. Martin Fischer has received the pension allowance described in this Compensation Report. The defined contribution pension commitment previously promised to Mr. Fischer in the event of the conclusion of a corresponding reinsurance policy was canceled in view of the new pension regulations under the Compensation System 2024+. The amount reported here also includes an amount of €320 THOUS (corresponding to 40% of his annual base salary), which Mr. Fischer received in the Fiscal Year as compensation for the insurance contributions that would otherwise have to be paid for the period from October 1, 2023 to September 30, 2024.

(7)	The fringe benefits of Dr. Jörg Häring reported for the Fiscal Year include a payment of €300 THOUS, which he received as compensation for forfeited compensation benefits from a previous employment relationship.

Outstanding share-based compensation components

The following information concerns outstanding share-based compensation components. To the extent share-based compensation components are outstanding after the end of the Fiscal Year, these relate solely to allocations of Performance Shares under the MB LTIP 2020 and the MB LTIP 2024+.

MB LTIP 2024+ (Allocation in the Fiscal Year)

Under the Compensation System 2024+, the members of the Management Board were allocated Performance Shares as a long-term variable compensation component under the Management Board Long-Term Incentive Plan 2024+ (MB LTIP 2024+) in the Fiscal Year. The functioning of the MB LTIP 2024+ is shown in the following diagram:

As in previous years, return on invested capital (ROIC) has been set as the profitability target. The target achievement of the Relative TSR is determined based on the percentile ranking of the TSR performance of the Company in comparison to the TSR performance of the companies of the STOXX® Europe 600 Health Care and S&P 500 Health Care indices. The reduction in market-based CO2e emissions has been set as the sustainability target. This target is in line with the topic of climate protection relevant to Fresenius Medical Care, which emerged from the company’s last materiality analysis in 2023. Information on the target values and the respective performance target achievement will be disclosed after the end of the performance period in the Compensation Report for the relevant fiscal year.

The performance shares allocated in the Fiscal Year are paid out in cash after vesting. The allocation amount for the Performance Shares equaled 135% (multiplier of 1.35) of the relevant base salary of the respective Management Board member. The number of Performance Shares allocated in the Fiscal Year, which was determined taking into account the allocation amount (base salary times the multiplier) and the value per Performance Share on the allocation date, is shown in the following table:

Performance Shares allocated in the Fiscal Year under the MB LTIP 2024+

	Base salary	Multiplier	Allocation amount	Value per Performance Share at allocation (1)	Number of Performance Shares	Cap (400%)
	in € THOUS		in € THOUS	in €		in € THOUS
Helen Giza (2)	1,663	1.35	2,245	31.54	71,358	8,980
Craig Cordola, Ed.D. (2)	1,340	1.35	1,809	31.54	57,483	7,236
Martin Fischer	800	1.35	1,080	31.54	34,242	4,320
Dr. Jörg Häring (3)	408	1.35	551	34.78	15,850	2,204
Franklin W. Maddux, M.D. (2)	979	1.35	1,322	31.54	42,022	5,288
Dr. Katarzyna Mazur-Hofsäß	1,064	1.35	1,436	31.54	45,542	5,744

(1)	The value per Performance Share as set out herein and relevant for the number of Performance Shares to be allocated is determined according to the plan terms considering the average price of the Company’s shares over a period of 30 calendar days prior to the allocation date and assuming a 100% target achievement for the performance target “Relative TSR”, which is why it may deviate from the Fair Value according to IFRS 2.

(2)	Note for the amounts as set out herein that the compensation benefits for Ms. Helen Giza as well as Messrs. Craig Cordola, Ed.D. and Franklin W. Maddux, M.D. are denominated in U.S. dollars and that the amounts are subject to currency fluctuations. The translation of U.S. dollar amounts was done at the average exchange rate for the applicable calendar year.

(3)	Dr. Jörg Häring was appointed as a member of the Management Board as of June 1, 2024, and has therefore received a pro-rated allocation under the MB LTIP 2024+ in the Fiscal Year. The allocation for Dr. Häring was made as of June 1, 2024. The value per Performance Share at allocation therefore differs from that for the other Management Board members, for whom the allocation was made as of March 1, 2024.

Overview of outstanding share-based compensation components

The status of the outstanding Performance Shares of the current and former members of the Management Board in the Fiscal Year and further information are shown in the following table:

Overview of outstanding Performance Shares allocated under the MB LTIP 2020 and under the MB LTIP 2024+

	Allocation date	Vesting date	Fair Value at allocation (1)	Number of allocated Performance Shares	Overall target achievement (if final)	Number of Performance Shares as of December 31, 2024
			in € THOUS		in %
Members of the Management Board in office in the Fiscal Year
Helen Giza
Allocation 2022	March 1, 2022	March 1, 2025	1,688	32,279	6	1,937
Allocation 2023	March 1, 2023	March 1, 2026	2,177	67,568		67,568
Allocation 2024	March 1, 2024	March 1, 2028	2,182	71,358		71,358
Total				171,205		140,863

Craig Cordola, Ed.D.
Allocation 2024	March 1, 2024	March 1, 2028	1,758	57,483		57,483
Total				57,483		57,483

Martin Fischer
Allocation 2023	October 1, 2023	October 1, 2026	264	7,037		7,037
Allocation 2024	March 1, 2024	March 1, 2028	1,049	34,242		34,242
Total				41,279		41,279

Dr. Jörg Häring
Allocation 2024	June 1, 2024	June 1, 2028	546	15,850		15,850
Total				15,850		15,850

Franklin W. Maddux, M.D.
Allocation 2022	March 1, 2022	March 1, 2025	1,110	20,974	6	1,258
Allocation 2023	March 1, 2023	March 1, 2026	1,282	39,790		39,790
Allocation 2024	March 1, 2024	March 1, 2028	1,285	42,022		42,022
Total				102,786		83,070

Dr. Katarzyna Mazur-Hofsäß
Allocation 2022	March 1, 2022	March 1, 2025	1,359	26,074	6	1,564
Allocation 2023	March 1, 2023	March 1, 2026	1,375	42,852		42,852
Allocation 2024	March 1, 2024	March 1, 2028	1,395	45,542		45,542
Total				114,468		89,958

Former members of the Management Board
Rice Powell
Allocation 2022	March 1, 2022	March 1, 2025	2,425	45,841	6	2,750
Total				45,841		2,750

William Valle
Allocation 2022	March 1, 2022	March 1, 2025	1,888	35,678	6	2,141
Allocation 2023	March 1, 2023	March 1, 2026	1,995	61,938		61,938
Total				97,616		64,079

(1)	The IFRS 2 Fair Value in principle reflects all market conditions, including for the Allocation 2024 the current target achievement for the performance target “Relative TSR” on the respective allocation date. The amounts set out herein for the Allocation 2024 are based on a 100% target achievement for the performance target “Relative TSR” to avoid the allocation value being influenced by short-term volatility in the development of the Company’s Relative TSR and to enable comparability of the allocation value with those from previous years.

Temporal profile of the share-based compensation components

The following diagram shows the temporal profile of the outstanding share-based compensation components. The temporal profile uses a simplified, schematic illustration of the allocations. The details can be found in the tables above and in the corresponding explanations.

Share Ownership Guidelines and Shareholdings

Under the formal Share Ownership Guidelines (SOG) introduced with the Compensation System 2024+, the members of the Management Board are generally obliged to invest a portion of their compensation in shares of the Company (SOG amount) within four years of the start of their respective service agreement, but no earlier than January 1, 2024, and to hold these shares for at least two years after the end of their respective service agreement. Further information on this can be found in the section “Introduction of Share Ownership Guidelines.”

The obligation to invest the amounts earned from allocations under the MB LTIP 2020 in accordance with the applicable plan terms in shares of the Company, which must be held for at least one year, remains unaffected. The amounts invested by the members of the Management Board in the Fiscal Year in this respect are shown in the section “Vested amounts (Allocation 2021).”

In addition, in 2021, the supervisory board of the General Partner responsible at the time decided that the Management Board members then in office – with their consent – would acquire shares on the Company on the stock exchange for a portion of their variable compensation and hold such shares for at least three years. Further information on this can be found in the Compensation Report for previous years.

Shares acquired prior to the beginning of the investment period relevant for the SOG or as part of an equity settlement under a long-term incentive plan are credited to the investment obligation. Changes in the value of the shares after their acquisition are not taken into account for purposes of the fulfillment of the investment obligation under the SOG.

The shareholdings notified to the Company as of the end of the Fiscal Year of the members of the Management Board in office in the Fiscal Year as well as the status of the fulfillment of the SOG are shown in the following table. The investment obligation under the SOG may be satisfied by acquisition of shares or American Depositary Shares (ADSs). For simplification purposes, the number of shares and ADSs have been combined in the following table. Where ADSs are held, two ADSs represent one share.

Overview on the SOG requirements and on the status

		SOG requirements				Status as of December 31, 2024
	Member of the Management Board since	Annual base salary	SOG amount in % of base salary	SOG amount	To fulfill until	Amount invested (3)	Status of fulfillment	Number of shares
		in € THOUS	in %	in € THOUS		in TSD €	in %
Helen Giza (1)	November 1, 2019 (2)	1,663	200	3,326	December 31, 2027	767	23	17,036
Craig Cordola, Ed.D. (1)	January 1, 2024	1,340	150	2,010	December 31, 2027	1,379	69	39,448
Martin Fischer	October 1, 2023	800	150	1,200	December 31, 2027	—	—	—
Dr. Jörg Häring	June 1, 2024	700	150	1,050	May 31, 2028 (4)	—	—	—
Franklin W. Maddux, M.D. (1)	January 1, 2020	979	150	1,469	December 31, 2027	1,188	81	23,687
Dr. Katarzyna Mazur-Hofsäß	September 1, 2018	1,064	150	1,596	December 31, 2027	553	35	12,928

(1)	The annual base salary and consequently also the SOG amount and the amount invested for Ms. Helen Giza and for Messrs. Craig Cordola, Ed.D. and Franklin W. Maddux, M.D is agreed in U.S. dollars. For the presentation in this table, the U.S. dollar amounts were translated with the average exchange rate of the calendar year.

(2)	Ms. Helen Giza is Chairwoman and Chief Executive Officer since December 6, 2022, for whom the increased SOG amount applies.

(3)	According to the SOG, the acquired shares are in principle credited with the amount invested. There is no revaluation on a specific reporting date or at current share prices. To the extent the acquisition is made in a currency other than that of the agreed base salary and consequently also of the SOG amount, the translation of the invested amounts is done at the exchange rate of the respective acquisition date.

(4)	Dr. Jörg Häring is member of the Management Board since June 1, 2024, which is why the time limit for investing the SOG amount deviates from the time limit for the other members of the Management Board.

Other benefits and commitments

The following information concerns benefits and commitments to members of the Management Board within the meaning of Section 162 paragraph 2 AktG and related disclosures as, for instance, on the cash pension allowance.

Benefits from third parties

Unless otherwise stated in this Compensation Report, no benefits were awarded or promised to the members of the Management Board by a third party in the Fiscal Year with regard to their activities as members of the Management Board, and compensation awarded to members of the Management Board for management activities or supervisory board mandates in companies of the Company’s group is offset against the compensation of the respective member of the Management Board. If the Supervisory Board resolves that compensation awarded to members of the Management Board for supervisory board activities outside the Company's group shall be deducted in full or in part from the compensation of the respective member of the Management Board, this will be made transparent accordingly.

Pension-related obligations

The pension arrangements with the members of the Management Board and the changes to the corresponding commitments agreed in the Fiscal Year to implement the Compensation System 2024+ are presented below.

Cash pension allowance and defined contribution pension commitments

The members of the Management Board first appointed with effect from or after January 1, 2024, Mr. Craig Cordola, Ed.D. and Dr. Jörg Häring, as well as future members of the Management Board, have been or will be granted a cash pension payment allowance in the amount of 40% of their respective base salary in accordance with the Compensation System 2024+. The pension allowance is generally paid in the same cycle as the base salary.

In the Fiscal Year, it was agreed with the members of the Management Board Ms. Helen Giza and Mr. Franklin W. Maddux, M.D., each of whom has been granted a pension commitment within the framework of a defined contribution plan, and with Mr. Martin Fischer, who had been promised such a pension commitment in the event of the conclusion of a corresponding reinsurance policy, that the pension commitments would each be canceled and that they would instead be granted the aforementioned pension allowance with effect from the cancellation of the pension commitment. The cancellation of the pension commitment for Mr. Fischer took effect at the end of September 30, 2024. The termination of the pension commitments for Ms. Giza and Mr. Maddux, M.D. will each take effect in 2025. It was agreed with the aforementioned members of the Management Board that they would each receive a payment in the amount of the sum of the insurance contributions that have been paid (for Ms. Giza and Mr. Maddux, M.D.) or should have been paid (for Mr. Fischer, for whose pension commitment no reinsurance policy had until then been taken out) as compensation when the cancellation of the respective pension commitments takes effect. As the insurance contributions for the financing of the defined contribution plans and the pension allowance each correspond to 40% of the annual base salary, this change is neutral in terms of amount for the members of the Management Board.

For the defined contribution commitments that still exist after the end of the Fiscal Year, there is generally a waiting period for the granting of benefits during the first three years after the pension commitment has been made. Under the defined contribution plan, an annual insurance contribution amounting to 40% of the base salary, which determines the future benefit amount, is paid for the respective Management Board member retrospectively for the period from the appointment as a member of the Management Board. After reaching the relevant retirement age under the defined contribution plan, payments can be made either as a one-off payment or optionally in ten annual installments. An annuity payment is not provided. The defined contribution plan provides for survivors’ benefits (Hinterbliebenenversorgung) and benefits after the occurrence of a full or partial reduction in earning capacity (Erwerbsminderung). The implementation of the defined contribution plan is carried out in the form of external financing as a defined contribution plan with a reinsurance policy. The risks of death and occupational disability are covered already upon making of the pension commitment.

The insurance contributions in the Fiscal Year and the present value as of December 31 of the Fiscal Year are as follows:

Defined contribution pension commitments

in € THOUS
	Insurance contribution 2024	Present value as of December 31, 2024
Helen Giza	729	2,427
Franklin W. Maddux, M.D.	397	1,704
Total:	1,126	4,131

Defined benefit pension commitments

The Management Board member Dr. Katarzyna Mazur-Hofsäß and individual former Management Board members, each of whom were appointed to the Management Board before January 1, 2019, were each made an individual, performance-based (i.e., defined benefit) contractual pension commitment.

The defined benefit pension commitments each provide for a retirement pension and survivor benefits (Hinterbliebenenversorgung) as of the time of conclusively ending active work (at age 65 at the earliest) or upon occurrence of disability or incapacity to work (Berufs- oder Erwerbsunfähigkeit) or of a full or partial reduction in earning capacity (Erwerbsminderung), calculated by reference to the amount of the recipient’s most recent base salary.

The retirement pension in principle amounts to 30% of the pensionable income. The aforementioned percentage increases by 1.5 percentage points for each full year of service, up to a maximum of 45%. The pensionable income is determined on the basis of the average base salary in the last five years before the occurrence of the insured event. Current retirement pensions increase according to statutory requirements (Section 16 of the German Act for the Improvement of Company Pension Plans (BetrAVG)). As a general rule, 30% of the gross amount of any post-retirement income from an activity of the Management Board member is to be offset against the pension.

If the Management Board member dies, the surviving spouse receives a pension amounting to 60% of the pension claim applicable at that time. Furthermore, the deceased Management Board member’s natural legitimate children (leibliche eheliche Kinder) receive an orphan’s pension amounting to 20% of the pension claim applicable at that time until they complete their education, but no longer than they reach 25 years of age. However, all orphans’ pensions and the surviving spouse’s pension, taken together, may not exceed 90% of the Management Board member’s pension claim.

If the Management Board member leaves the Management Board before reaching the age of 65, the rights to the aforementioned benefits survive. In such case, however, the pension to be paid is reduced – unless the Management Board member ceases to hold office because a covered event occurs (disability or incapacity to work, payment of a survivor’s pension in case of death or, if applicable, early retirement) – in proportion to the ratio of the actual years of service as a Management Board member to the potential years of service until reaching the age of 65.

According to IAS 19, the pension commitment for Dr. Katarzyna Mazur-Hofsäß has increased by €632 THOUS in the Fiscal Year and amounted to €3,660 THOUS on December 31, 2024 (December 31, 2023: €3,028 THOUS).

U.S.-based 401(k) Savings Plan

Based on individual contractual commitments, the Management Board members Ms. Helen Giza and Mr. Craig Cordola, Ed.D., additionally participated in the U.S.-based 401(k) Savings Plan in the Fiscal Year. In this context, an amount of $10,350 (€9,562) for Ms. Giza and an amount of $4,756 (€4,394) for Mr. Cordola, Ed.D., were earned in the Fiscal Year. This plan generally allows employees in the U.S. to invest a limited portion of their gross salaries in retirement pension programs. The company supports its employees at this with matching contributions of up to 50% of the annual payments.

Post-employment non-competition covenant

A post-employment non-competition covenant was agreed with each member of the Management Board. If such covenant becomes applicable, the member of the Management Board will receive, for a period of up to two years, non-compete compensation amounting to half of the respective annual base salary for each year the non-competition covenant is applied.

Change of control

The service agreements of the Management Board members contain no express provisions for the event of a change of control.

Severance payment cap

The service agreements concluded with the Management Board members provide for a severance payment cap. Under this cap, payments in connection with the early termination of a Management Board activity may not exceed the value of two years’ compensation and may not compensate for more than the remaining term of the service agreement. To calculate the relevant annual compensation, only the fixed compensation components are applied. If the Company has terminated the service agreement for good cause or would be entitled to do so, no severance payments will be made.

Continued compensation in cases of sickness

All Management Board members have received individual contractual commitments to obtain continued compensation in cases of sickness for a maximum of twelve months; after six months of sick leave, insurance benefits may be offset against such payments. If a Management Board member dies, the surviving dependents will be paid three more monthly installments after the month of death, not to exceed, however, the amount due for the period until the scheduled expiration of the relevant service agreement.

Further information

Compensation of the U.S. members of the Management Board Ms. Helen Giza, Mr. Craig Cordola, Ed.D., and Mr. Franklin W. Maddux, M.D., was paid or taxed partly in the U.S. (in U.S. dollars) and partly in Germany (in euro). With respect to the amount paid in Germany, it was agreed with the aforementioned Management Board members that due to varying tax rates in both countries, the increased or lower tax burden to such members of the Management Board arising from German tax rates in comparison to U.S. tax rates will be balanced or will be paid back by them (net compensation). Pursuant to a modified net compensation agreement, these Management Board members will be treated as if they were taxed in the U.S. only. Since the actual tax burden can be calculated only in connection with the preparation of the Management Board members’ tax returns, subsequent adjustments may have to be made, which will then be retroactively covered in future Compensation Reports.

To the extent permitted by law, the Company undertook to indemnify the Management Board members from claims asserted against them arising out of their work for the Company and its affiliates, to the extent such claims exceed their liability under German law. To secure such obligations, a Directors & Officers liability insurance is in place having a deductible that corresponds to the specifications under German stock corporation law.

In accordance with applicable legal requirements, no loans or advance payments on future compensation components were awarded to members of the Management Board in the Fiscal Year.

Former Management Board members’ compensation

The compensation awarded or due to former members of the Management Board in the Fiscal Year is shown individually in the following table, unless the respective member of the Management Board left before the end of 2014. Members of the Management Board who left before the end of 2014 received pension payments totaling €583 THOUS in the Fiscal Year. Otherwise, no compensation was awarded or due to former members of the Management Board in the Fiscal Year.

Compensation of the former members of the Management Board
in € THOUS

	Michael Brosnan (1)		Roberto Fusté		Dr. Carla Kriwet
	Member of the Management Board until October 31, 2019		Member of the Management Board until March 31, 2016		Member of the Management Board until December 5, 2022
	Absolute	Ratio in %	Absolute	Ratio in %	Absolute		Ratio in %
Pension payments	374		293		—
Fringe benefits	—		—		297	(2)
Total non-performance-based compensation	374	100	293	100	297		100
Allocation 2021 (MB LTIP 2020)	—		—		—
Total variable compensation	—	—	—	—	—		—
Total compensation according to sec. 162 para. 1 sent. 2 no. 1 AktG	374		293		297

	Ronald Kuerbitz (1)		Rice Powell (1)		Dr. Olaf Schermeier
	Member of the Management Board until February 17, 2017		Member of the Management Board until December 31, 2022		Member of the Management Board until December 31, 2021
	Absolute	Ratio in %	Absolute	Ratio in %	Absolute	Ratio in %
Pension payments	11		684		—
Fringe benefits	—		10		—
Total non-performance-based compensation	11	100	694	75	—	—
Allocation 2021 (MB LTIP 2020)	—		236		105
Total variable compensation	—	—	236	25	105	100
Total compensation according to sec. 162 para. 1 sent. 2 no. 1 AktG	11		930		105

	William Valle (1)		Kent Wanzek (1)		Harry de Wit
	Member of the Management Board until December 31, 2023		Member of the Management Board until December 31, 2021		Member of the Management Board until December 31, 2021
	Absolute	Ratio in %	Absolute	Ratio in %	Absolute	Ratio in %
Pension payments	—		273		—
Fringe benefits	—		—		—
Total non-performance-based compensation	—	—	273	71	—	—
Allocation 2021 (MB LTIP 2020)	182		109		96
Total variable compensation	182	100	109	29	96	100
Total compensation according to sec. 162 para. 1 sent. 2 no. 1 AktG	182		382		96

(1)	Note for the amounts set out that the compensation benefits for Messrs. Michael Brosnan, Ronald Kuerbitz, Rice Powell, William Valle and Kent Wanzek are denominated in U.S. dollars. In principle, the translation of U.S. dollar amounts was done at the average exchange rate for the applicable calendar year. For the Long-Term Incentive the translation of U.S. dollar amounts was done at the closing rate of the applicable vesting date.

(2)	As already reported in the 2022 Compensation Report, an entitlement to payments of up to €1,300 THOUS for forfeited compensation benefits from a previous service relationship was agreed with Dr. Kriwet on conclusion of her service agreement, which could have become due in March 2024 and March 2025. With the payment of €285 set out herein all entitlements under this agreement have been settled. The fringe benefits reported here also include an amount of €12 THOUS attributable to the value of the use of a company car to which Dr. Kriwet was entitled as agreed, as already reported in the 2022 Compensation Report.

For an explanation as to how the compensation components correspond to the relevant compensation system, as to how compensation promotes the long-term development of the Company, as to how the performance criteria were applied and as to how the compensation “awarded” in the Fiscal Year is defined, see the respective aforementioned statements regarding the compensation for the Management Board members in office in the Fiscal Year.

Remuneration of the members of the Supervisory Board

The Supervisory Board advises and monitors the Management Board and is involved in the strategy and planning and in all matters of fundamental importance to the company. In view of these tasks, which carry a high degree of responsibility, the members of the Supervisory Board are intended to receive appropriate remuneration, which also takes sufficient account of the time required to hold the Supervisory Board office. In addition, Supervisory Board remuneration that is appropriate also with respect to the market environment ensures that the Company will continue to have qualified candidates for the Supervisory Board in the future. Appropriate remuneration of the Supervisory Board members thus contributes to the promotion of the business strategy and the long-term development of the Company.

The remuneration for the members of the Supervisory Board is granted on the basis of the Company’s Articles of Association. According to Article 14 of the Articles of Association, the members of the Supervisory Board receive fixed remuneration, fringe benefits (comprising the reimbursement of expenses and insurance coverage) and, if they serve on committees of the Supervisory Board, generally remuneration for these committee activities.

The fixed remuneration for service on the Supervisory Board or committees of the Supervisory Board is payable in four equal installments at the end of a calendar quarter. The members of the Supervisory Board do not receive variable remuneration; the remuneration awarded and due to them exclusively comprises fixed remuneration components.

If a fiscal year is not a complete calendar year, the remuneration relating to a full fiscal year is paid on a pro rata temporis basis. This generally applies accordingly if members of the Supervisory Board hold their office in the Supervisory Board or in a committee of the Supervisory Board or hold the office as chairperson or deputy chairperson only during a part of a full fiscal year.

The members of the Supervisory Board are reimbursed for the expenses incurred in the exercise of their office, including any statutory value-added tax owed by them. Furthermore, a Directors & Officers liability insurance in favor of the supervisory board members is in place, having a deductible corresponding to the specifications applying to management board members under German stock corporation law.

Changes to the remuneration in the Fiscal Year

The Company’s 2024 AGM resolved with a majority of around 99.49% of the votes cast to amend the corresponding provisions of the Articles of Association with effect from July 1, 2024. The remuneration of the members of the Supervisory Board was increased moderately overall in order to appropriately take into account the further increased demands regarding the responsibilities of the Supervisory Board and certain Supervisory Board committees as well as the corresponding increase in time expenditure, and to ensure that the Company remains competitive in the competition for highly qualified Supervisory Board candidates. The currency of the remuneration was changed from U.S. dollars to euro. The resolution of the Company’s 2024 AGM on the Supervisory Board members’ remuneration can be found on the Company’s website at www.freseniusmedicalcare.com/en/about-us/supervisory-board/remuneration.

The changes to the remuneration for serving on the Supervisory Board and its committees effective July 1, 2024 are as follows:

The fixed remuneration for each Supervisory Board member of previously $160 THOUS per year was changed to €170 THOUS per year. The additional remuneration for the chairperson and the deputy chairperson of the Supervisory Board was adjusted accordingly from $160 THOUS and $80 THOUS per year to €170 THOUS and €85 THOUS per year, respectively.

The members of the Audit Committee and the Presiding Committee instead of $40 THOUS per year receive €55 THOUS per year for their work in each of these committees. For serving as a member of the Compensation Committee and the Nomination Committee as well as any other committee only the currency of the remuneration was changed from U.S. dollars to euro; in this respect, instead of $40 THOUS per year, €40 THOUS per year are to be paid.

The additional remuneration for the chairperson of the aforementioned Supervisory Board committees was adjusted accordingly from $40 THOUS per year to €55 THOUS per year for the respective chairperson of the Audit Committee or the Presiding Committee and to €40 THOUS per year for the respective chairperson of the Compensation Committee or the Nomination Committee.

The additional remuneration for the deputy chairperson of committees of the Supervisory Board of previously $20 THOUS was canceled.

No additional remuneration is paid for serving as a member of the Mediation Committee.

Remuneration awarded and due in the Fiscal Year

The remuneration awarded and due in the Fiscal Year to the members of the Supervisory Board of the Company is shown in the following table. No remuneration was awarded or due to former Supervisory Board members in the Fiscal Year.

Remuneration of the members of the Supervisory Board in office in the Fiscal Year (1)

in € THOUS

	Remuneration for supervisory board activities		Remuneration for committee services		Total remuneration
	2024	2023 (2)	2024	2023 (2)	2024	2023 (2)
Michael Sen (3)	318	296	191	148	509	444
Stefanie Balling (4)	215	—	105	—	320	—
Ralf Erkens (5)	150	—	39	—	189	—
Beate Haßdenteufel (6)	150	—	11	—	161	—
Sara Hennicken (7)	174	155	38	3	212	158
Regina Karsch (8)	150	—	31	—	181	—
Shervin J. Korangy (9)	159	12	86	8	245	20
Dr. Marcus Kuhnert (10)	159	12	138	9	297	21
Frank Michael Prescher (11)	150	—	39	—	189	—
Gregory Sorensen, M.D. (12)	159	148	54	3	213	151
Dr. Manuela Stauss-Grabo (13)	150	—	37	—	187	—
Pascale Witz (14)	172	148	127	82	299	230
Total	2,106	771	896	253	3,002	1,024

(1)	Shown without withholding tax. The currency of the remuneration was changed from U.S. dollars to euro effective July 1, 2024. The translation of U.S. dollar amounts was made for the period from January 1, 2024 to June 30, 2024 using the average exchange rate for the first half of 2024 and for the previous year using the average exchange rate for the previous year.

(2)	Mr. Michael Sen and Ms. Sara Hennicken each were exclusively, and Mr. Gregory Sorensen, M.D. and Ms. Pascale Witz each were also, members of the supervisory board of the Company’s General Partner, Fresenius Medical Care Management AG, which was involved in the corporate governance of the Company until the change in the Company’s legal form took effect on November 30, 2023. In continuation of the Company’s previous reporting practice, the amounts shown in this table for 2023 also include the remuneration they received for their work on the supervisory board of Fresenius Medical Care Management AG.

(3)	Until November 30, 2023, member and Chairman of the supervisory board of Fresenius Medical Care Management AG in its function as the General Partner. Since then, member and Chairman of the Supervisory Board of the Company as well as of the Presiding Committee and the Nomination Committee.

(4)	Since January 26, 2024, member of the Supervisory Board of the Company. Since March 14, 2024, Deputy Chairwoman of the Supervisory Board as well as member and Deputy Chairwoman of the Audit Committee and the Presiding Committee.

(5)	Since January 26, 2024, member of the Supervisory Board of the Company. Since March 14, 2024, member of the Presiding Committee.

(6)	Since January 26, 2024, member of the Supervisory Board of the Company.

(7)	Until November 30, 2023, member of the supervisory board of Fresenius Medical Care Management AG in its function as the General Partner. Since then, member of the Supervisory Board of the Company and of the Nomination Committee. From November 30, 2023 to March 14, 2024 Deputy Chairwoman of the Supervisory Board of the Company.

(8)	Since January 26, 2024, member of the Supervisory Board of the Company. Since March 14, 2024, member of the Compensation Committee.

(9)	Since November 30, 2023, member of the Supervisory Board of the Company, member of the Compensation Committee as well as member and Deputy Chairman of the Nomination Committee.

(10)	Since November 30, 2023, member of the Supervisory Board of the Company, member and Chairman of the Audit Committee as well as member of the Presiding Committee.

(11)	Since January 26, 2024, member of the Supervisory Board of the Company. Since March 14, 2024, member of the Audit Committee.

(12)	Until November 30, 2023, also member of the supervisory board of Fresenius Medical Care Management AG in its function as the General Partner. Since then, member of the Audit Committee.

(13)	Since January 26, 2024, member of the Supervisory Board of the Company. Since March 14, 2024, member and Deputy Chairwoman of the Compensation Committee.

(14)	Until November 30, 2023, also member of the supervisory board of Fresenius Medical Care Management AG in its function as the General Partner. Since then, also member and Chairwoman of the Compensation Committee as well as member of the Nomination Committee. Until March 14, 2024, also member and Deputy Chairwoman of the Audit Committee; until November 30, 2023, Chairwoman of the Audit Committee.

Comparative presentation of the development of the compensation

The development of the compensation awarded and due to the current and former members of the Management Board and the Supervisory Board, the development of the Company’s earnings and the development of the average compensation of employees on a full-time equivalent (FTE) basis are shown comparatively in the following table. The disclosures are also made for the former members of the management board of the former General Partner of the Company (i.e., Fresenius Medical Care Management AG). The disclosures are only made for persons to whom compensation was granted or due in the Fiscal Year.

Metrics for the performance of the Company

For the purposes of a comparative presentation of the Company’s performance, in addition to the Company’s annual results for the year under German commercial law, which shows the Company’s earnings development pursuant to German commercial law, revenue and net income as well as operating income and return on invested capital (ROIC) are also used, each of which serve as primary key performance indicators or secondary financial performance indicators of the group and as performance targets for the Management Board members’ variable compensation.

Information on the compensation awarded and due

Since the Compensation Report for 2021, the compensation has been reported in accordance with the provisions of the new Section 162 AktG introduced at the time. In order to obtain a reasonable comparison between the individual years, the information contained in the following table on the compensation of the members of the Management Board and the Supervisory Board in 2020 is also reported in accordance with the understanding of the term “compensation awarded and due” applied in the compensation tables in the section “Compensation tables for the Management Board members in office in the Fiscal Year.” The amounts disclosed for 2020 therefore differ in some cases from the corresponding disclosures in the Compensation Report for 2020.

Financial figures

The figures set out in the compensation comparison are disclosed at current currency and in accordance with the accounting standards applied by the Company in the relevant fiscal year, while the growth rates relating to the Management Board members’ Long-Term Incentive are determined at constant currency and the figures relating to the Management Board members’ Short-Term Incentive are translated at the exchange rates that were applied for the determination of the target values.

As disclosed in the Compensation Reports for the relevant years, the figures used for determining the level of target achievement and for determining the Management Board members’ compensation were and are, in some cases, adjusted for certain effects to ensure comparability of the figures with respect to the operational performance.

Consequently, there is only a limited degree of comparability between the figures relating to each year shown in the following table and the corresponding amounts of the Management Board members’ compensation and, in particular, between these figures in terms of their respective annual change.

Compensation of the Management Board

In accordance with the applicable plan terms, an award in the meaning of this Compensation Report from the Long-Term Incentive to the members of the Management Board is generally made only after expiry of the multi-year vesting period. As a result, compensation awarded or due to Management Board members is usually lower in the first years of their Management Board activity than in subsequent years.

The vesting periods for the various Long-Term Incentives included in the following table are not identical. This means that more than one tranche of the Long-Term Incentives could be earned in certain years and is therefore deemed to have been awarded. This applies, for example, to the 2019 allocation under the Management Board Long Term Incentive Plan 2019 (MB LTIP 2019) and the 2020 allocation under the MB LTIP 2020, which each vested in 2023.

The pension allowance introduced with effect from January 1, 2024 for individual members of the Management Board is compensation within the meaning of Section 162 paragraph 1 sentence 2 no. 1 AktG and is therefore – unlike the pension expense for pension commitments incurred for individual current or former members of the Management Board – included in the amounts shown in the following table.

Compensation of the Supervisory Board

The variable compensation component previously in place for the Supervisory Board was eliminated with effect from January 1, 2021. To compensate for this, the fixed compensation of the members of the Supervisory Board was increased effective from January 1, 2021. Furthermore, the compensation for the members of the Supervisory Board and its committees was changed with effect as of July 1, 2024 and increased moderately overall in order to appropriately take into account the further increased demands regarding the responsibilities of the Supervisory Board and certain Supervisory Board committees as well as the corresponding increase in time expenditure.

Compensation of the employees

Employee compensation is based on the average wages and salaries of all employees on an FTE basis at the Company and its group companies worldwide in the respective year in order to enable reporting that is consistent with the corresponding figures from reports for previous years as well as the most comprehensive comparison possible over the entire comparative period.

Table on the development of the compensation

The comparative presentation of the development of the compensation over the past five years is shown in the following table:

Comparative presentation of the development of the compensation

	2024	Change	2023	Change	2022	Change	2021	Change	2020
	in € THOUS	in %	in € THOUS	in %	in € THOUS	in %	in € THOUS	in %	in € THOUS
Revenue	19,335,909	(1)	19,453,617	0	19,398,017	10	17,618,685	(1)	17,859,063
Operating income	1,392,395	2	1,369,438	(9)	1,511,755	(18)	1,852,290	(20)	2,304,409
Net income	537,913	8	498,997	(26)	673,405	(31)	969,308	(17)	1,164,377
ROIC	3.5%	25	2.8%	(15)	3.3%	(33)	4.9%	(16)	5.8%
Annual result according to the statutory financial statements of Fresenius Medical Care AG	966,458	21	798,197	n. a.	(1,141,219)	n. a.	1,737,017	n. a.	(1,357,242)
Average employees’ compensation	60.8	17	51.9	(1)	52.3	15	45.4	(2)	46.2
CEO pay ratio (CEO in office at year-end to average employees)	61:1	n. a.	83:1	n. a.	38:1	n. a.	119:1	n. a.	165:1

Members of the Management Board in office in the Fiscal Year
Helen Giza	3,708	(14)	4,304	119	1,969	11	1,781	(12)	2,014
Craig Cordola, Ed.D.	3,718	n. a.	—	n. a.	—	n. a.	—	n. a.	—
Martin Fischer	2,524	185	887	n. a.	—	n. a.	—	n. a.	—
Dr. Jörg Häring	1,378	n. a.	—	n. a.	—	n. a.	—	n. a.	—
Franklin W. Maddux, M.D.	2,359	(13)	2,708	61	1,683	(15)	1,986	(33)	2,949
Dr. Katarzyna Mazur-Hofsäß	2,666	(17)	3,210	69	1,903	2	1,872	(6)	1,993

Former members of the Management Board
Michael Brosnan	374	(38)	601	57	382	(41)	651	(83)	3,813
Roberto Fusté	293	—	293	—	293	7	274	(87)	2,157
Dr. Carla Kriwet	297	n. a.	—	(100)	3,173	n. a.	—	n. a.	—
Ronald Kuerbitz	11	n. a.	—	n. a.	—	n. a.	—	n. a.	—
Rice Powell	930	(64)	2,574	(45)	4,658	(14)	5,424	(29)	7,642
Dr. Olaf Schermeier	105	(84)	670	4	644	(75)	2,578	(15)	3,042
William Valle	182	(97)	6,387	85	3,457	(7)	3,709	(16)	4,402
Kent Wanzek	382	(66)	1,137	54	740	(71)	2,554	(30)	3,654
Harry de Wit	96	(86)	706	11	637	(77)	2,814	(13)	3,243

Members of the supervisory board in office in the Fiscal Year
Michael Sen	509	15	444	289	114	n. a.	—	n. a.	—
Stefanie Balling	320	n. a.	—	n. a.	—	n. a.	—	n. a.	—
Ralf Erkens	189	n. a.	—	n. a.	—	n. a.	—	n. a.	—
Beate Haßdenteufel	161	n. a.	—	n. a.	—	n. a.	—	n. a.	—
Sara Hennicken	212	34	158	216	50	n. a.	—	n. a.	—
Regina Karsch	181	n. a.	—	n. a.	—	n. a.	—	n. a.	—
Shervin J. Korangy	245	1,125	20	n. a.	—	n. a.	—	n. a.	—
Dr. Marcus Kuhnert	297	1,314	21	n. a.	—	n. a.	—	n. a.	—
Frank Michael Prescher	189	n. a.	—	n. a.	—	n. a.	—	n. a.	—
Gregory Sorensen, M.D.	213	41	151	(1)	152	77	86	n. a.	—
Dr. Manuela Stauss-Grabo	187	n. a.	—	n. a.	—	n. a.	—	n. a.	—
Pascale Witz	299	30	230	10	209	12	187	24	151

Outlook for the compensation for 2025

The Supervisory Board has again set the two equally weighted sub-targets “patient satisfaction” and “employee satisfaction” as the sustainability target for the STI for 2025 and the reduction in market-based CO2e emissions as the sustainability target for the LTI allocation for 2025. The other performance targets for the STI for the year 2025 and for the allocation of the LTI for 2025 also correspond to those of the Fiscal Year. Information on the target values and the respective performance target achievement will be disclosed after the end of the performance period in the Compensation Report for the relevant fiscal year.

Auditor’s Report

To Fresenius Medical Care AG, Hof (Saale)

We have audited the remuneration report of Fresenius Medical Care AG, Hof (Saale), for the financial year from January 1 to December 31, 2024 including the related disclosures, which was prepared to comply with § [Article] 162 AktG [Aktiengesetz: German Stock Corporation Act].

Responsibilities of the Executive Directors and the Supervisory Board

The executive directors and the supervisory board of Fresenius Medical Care AG are responsible for the preparation of the remuneration report, including the related disclosures, that complies with the requirements of § 162 AktG. The executive directors and the supervisory board are also responsible for such internal control as they determine is necessary to enable the preparation of a remuneration report, including the related disclosures, that is free from material misstatement, whether due to fraud or error.

Auditor’s Responsibilities

Our responsibility is to express an opinion on this remuneration report, including the related disclosures, based on our audit. We conducted our audit in accordance with German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (Institute of Public Auditors in Germany) (IDW). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the remuneration report, including the related disclosures, is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts including the related disclosures stated in the remuneration report. The procedures selected depend on the auditor’s judgment. This includes the assessment of the risks of material misstatement of the remuneration report including the related disclosures, whether due to fraud or error.

In making those risk assessments, the auditor considers internal control relevant to the preparation of the remuneration report including the related disclosures. The objective of this is to plan and perform audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the executive directors and the supervisory board, as well as evaluating the overall presentation of the remuneration report including the related disclosures.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Audit Opinion

In our opinion, based on the findings of our audit, the remuneration report for the financial year from January 1 to December 31, 2024, including the related disclosures, complies in all material respects with the accounting provisions of § 162 AktG.

Reference to an Other Matter – Formal Audit of the Remuneration Report according to § 162 AktG

The audit of the content of the remuneration report described in this auditor’s report includes the formal audit of the remuneration report required by § 162 Abs. [paragraph] 3 AktG, including the issuance of a report on this audit. As we express an unqualified audit opinion on the content of the remuneration report, this audit opinion includes that the information required by § 162 Abs. 1 and 2 AktG has been disclosed in all material respects in the remuneration report.

Restriction on use

We issue this auditor’s report on the basis of the engagement agreed with Fresenius Medical Care AG. The audit has been performed only for purposes of the company and the auditor’s report is solely intended to inform the company as to the results of the audit. Our responsibility for the audit and for our auditor’s report is only towards the company in accordance with this engagement. The auditor’s report is not intended for any third parties to base any (financial) decisions thereon. We do not assume any responsibility, duty of care or liability towards third parties; no third parties are included in the scope of protection of the underlying engagement. § 334 BGB [Bürgerliches Gesetzbuch: German Civil Code], according to which objections arising from a contract may also be raised against third parties, is not waived.

Frankfurt am Main, February 28, 2025

PricewaterhouseCoopers GmbH
Wirtschaftsprüfungsgesellschaft

(sgd. Peter Kartscher)	(sgd. Dominik Höhler)
Wirtschaftsprüfer	Wirtschaftsprüfer
(German Public Auditor)	(German Public Auditor)